# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRESIDIO PRODUCTION COMPANY, CIK 0002083125
CUSIP: 74102N101
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000895421

## Reporting persons
- MORGAN STANLEY: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,717,391; sole dispositive power 0; shared dispositive power 1,717,391; aggregate amount beneficially owned 1,717,391 (6.2% of the class)
  Comment: (1) The amount beneficially owned excludes 1,000,000 shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock") held directly by NH Presidio (as defined herein), which NH Presidio may exchange for, at the Issuer's option, (i) shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), on a one-for-one basis, or (ii) a corresponding amount of cash. Because the Issuer retains the right to exchange the Class B Common Stock for cash, the Reporting Persons (as defined herein) do not deem themselves a beneficial owner of the underlying shares of Class A Common Stock.
  
  (2) The percent of class is calculated based on 27,652,068 shares of Class A Common Stock outstanding as of March 4, 2026, as reported in the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on March 9, 2026.
- MS Capital Partners Adviser Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,717,391; sole dispositive power 0; shared dispositive power 1,717,391; aggregate amount beneficially owned 1,717,391 (6.2% of the class)
  Comment: (1) The amount beneficially owned excludes 1,000,000 shares of Class B Common Stock held directly by NH Presidio, which NH Presidio may exchange for, at the Issuer's option, (i) shares of Class A Common Stock, on a one-for-one basis, or (ii) a corresponding amount of cash. Because the Issuer retains the right to exchange the Class B Common Stock for cash, the Reporting Persons do not deem themselves a beneficial owner of the underlying shares of Class A Common Stock.
  
  (2) The percent of class is calculated based on 27,652,068 shares of Class A Common Stock outstanding as of March 4, 2026, as reported in the Issuer's current report on Form 8-K filed with the SEC on March 9, 2026.
- MS Energy Partners GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,717,391; sole dispositive power 0; shared dispositive power 1,717,391; aggregate amount beneficially owned 1,717,391 (6.2% of the class)
  Comment: (1) The amount beneficially owned excludes 1,000,000 shares of Class B Common Stock held directly by NH Presidio, which NH Presidio may exchange for, at the Issuer's option, (i) shares of Class A Common Stock, on a one-for-one basis, or (ii) a corresponding amount of cash. Because the Issuer retains the right to exchange the Class B Common Stock for cash, the Reporting Persons do not deem themselves a beneficial owner of the underlying shares of Class A Common Stock.
  
  (2) The percent of class is calculated based on 27,652,068 shares of Class A Common Stock outstanding as of March 4, 2026, as reported in the Issuer's current report on Form 8-K filed with the SEC on March 9, 2026.
- NH Presidio Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,717,391; sole dispositive power 0; shared dispositive power 1,717,391; aggregate amount beneficially owned 1,717,391 (6.2% of the class)
  Comment: (1) The amount beneficially owned excludes 1,000,000 shares of Class B Common Stock held directly by the Reporting Person, which the Reporting Person may exchange for, at the Issuer's option, (i) shares of Class A Common Stock on a one-for-one basis, or (ii) a corresponding amount of cash. Because the Issuer retains the right to exchange the Class B Common Stock for cash, the Reporting Persons do not deem themselves a beneficial owner of the underlying shares of Class A Common Stock.
  
  (2) The percent of class is calculated based on 27,652,068 shares of Class A Common Stock outstanding as of March 4, 2026, as reported in the Issuer's current report on Form 8-K filed with the SEC on March 9, 2026.

## Item 1. Issuer
Name of issuer: PRESIDIO PRODUCTION COMPANY
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas 76102

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) Morgan Stanley;
ii) MS Capital Partners Adviser Inc. ("MS Capital");
iii) MS Energy Partners GP LP ("MS Energy"); and
iv) NH Presidio Investments LLC ("NH Presidio").

NH Presidio is majority-owned by various investment vehicles that are managed by MS Capital and for which MS Energy serves as general partner. Morgan Stanley is the ultimate parent of MS Capital and MS Energy.
Address of principal business office or, if none, residence:
The address of the principal business office of Morgan Stanley, MS Capital, and MS Energy is 1585 Broadway, New York, NY 10036.

The address of the principal business office of NH Presidio is 1633 Broadway, New York, NY 10019.
Citizenship:
i) Morgan Stanley is a Delaware corporation;
ii) MS Capital is a Delaware corporation;
iii) MS Energy is a Cayman Islands limited partnership; and
iv) NH Presidio is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Not Applicable

* In Accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- MORGAN STANLEY: /s/ Mustufa Salehbhai, Mustufa Salehbhai, Authorized Signatory (05/15/2026)
- MS Capital Partners Adviser Inc.: /s/ David Cook, David Cook, Executive Director (05/15/2026)
- MS Energy Partners GP LP: /s/ David Cook, David Cook, Executive Director, MS Energy Partners GP Inc., its general partner (05/15/2026)
- NH Presidio Investments LLC: /s/ David Cook, David Cook, Executive Director (05/15/2026)